UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2019

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 19, 2018, Hunter Maritime Acquisition Corp. (the "Company") received an unsecured loan in the principal amount of $300,000 (the "Promissory Note") from CMB NV, a Belgian company with limited liability, which is the Company's sponsor and a related party. The Promissory Note bears interest at a rate per annum equal to LIBOR plus 0.60% and is due on the earlier of April 23, 2019 or the completion of an initial business combination by the Company. A copy of the Promissory Note is attached as Exhibit 10.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 9, 2019

HUNTER MARITIME ACQUISITION CORP.

By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Financial Officer